SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Outbrain Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

69002R103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69002R103	13G/A	Page 2 of 12 Pages

1.	Names of Reporting Persons Viola Ventures III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 6,345,789
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,345,789
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,345,789
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.7% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	The percentage of class is based on 50,155,414 shares of the Issuer’s common stock issued and outstanding as of October 31, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 7, 2023.

CUSIP No. 69002R103	13G/A	Page 3 of 12 Pages

1.	Names of Reporting Persons Viola Ventures GP 3 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,345,789 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,345,789 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,345,789 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.7% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of the 6,345,789 shares of the Issuer’s common stock held by Viola Ventures III, L.P., for which the Reporting Person serves as sole general partner and may therefore be deemed to share in the beneficial ownership thereof.

(2)	The percentage of class is based on 50,155,414 shares of the Issuer’s common stock issued and outstanding as of October 31, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 7, 2023.

CUSIP No. 69002R103	13G/A	Page 4 of 12 Pages

1.	Names of Reporting Persons Shlomo Dovrat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 7,500 (1)
	6.	Shared Voting Power 6,345,789 (2)
	7.	Sole Dispositive Power 7,500 (1)
	8.	Shared Dispositive Power 6,345,789 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,353,289
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.7% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of the 7,500 shares of the Issuer’s common stock underlying restricted stock units granted by the Issuer to the Reporting Person on June 5, 2023 that had vested by, or that will vest within 60 days of, December 31, 2023.

(2)	Consists of the 6,345,789 shares of the Issuer’s common stock held by Viola Ventures III, L.P., for which the Reporting Person may be deemed to share in beneficial ownership, as described in Item 2(a) below.

(3)	The percentage of class is based on 50,155,414 shares of the Issuer’s common stock issued and outstanding as of October 31, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 7, 2023.

CUSIP No. 69002R103	13G/A	Page 5 of 12 Pages

1.	Names of Reporting Persons Harel Beit-On
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,345,789 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,345,789 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,345,789 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.7% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of the 6,345,789 shares of the Issuer’s common stock held by Viola Ventures III, L.P., for which the Reporting Person may be deemed to share in beneficial ownership, as described in Item 2(a) below.

(2)	The percentage of class is based on 50,155,414 shares of the Issuer’s common stock issued and outstanding as of October 31, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 7, 2023.

CUSIP No. 69002R103	13G/A	Page 6 of 12 Pages

1.	Names of Reporting Persons Avi Zeevi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,345,789 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,345,789 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,345,789 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.7% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of the 6,345,789 shares of the Issuer’s common stock held by Viola Ventures III, L.P., for which the Reporting Person may be deemed to share in beneficial ownership, as described in Item 2(a) below.

(2)	The percentage of class is based on 50,155,414 shares of the Issuer’s common stock issued and outstanding as of October 31, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 7, 2023.

Item 1(a). Name of Issuer:

The name of the issuer is Outbrain Inc. (the “Issuer”).

__________________________________________________________________________

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 111 West 19th Street, New York, NY 10011.

__________________________________________________________________________

Item 2(a). Name of Person Filing:

The following entities and individuals, listed in (i)-(v) below, who are filing this Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed on February 14, 2022 (the “Statement”), are referred to herein collectively as the “Reporting Persons”, and the three individuals whose names appear in (iii)-(v) below, collectively, as the “Reporting Individuals”:

(i)	Viola Ventures III, L.P. (“Viola III L.P.”)

(ii)	Viola Ventures GP 3 Ltd. (“Viola GP 3”)

(iii)	Shlomo Dovrat

(iv)	Harel Beit-On

(v)	Avi Zeevi

Viola III L.P. directly holds 6,345,789 shares of the Issuer’s common stock that are reported in this Amendment. Viola GP 3 serves as the sole general partner for Viola III LP. The Reporting Individuals serve as directors of Viola GP 3 and, therefore, possess ultimate voting and investment authority with respect to the securities of the Issuer beneficially owned by the Reporting Persons.

Shlomo Dovrat furthermore directly holds additional shares of the Issuer’s common stock that underlie restricted stock units that were granted to him individually as a director of the Issuer and that have vested and settled as of, or that will vest and settle within 60 days of, December 31, 2023.

__________________________________________________________________________

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is c/o Viola Ventures, Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya 4672530, Israel.

__________________________________________________________________________

Item 2(c). Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Viola III L.P.— Cayman Islands

(ii)	Viola GP 3— Israel

(iii)	Each Reporting Individual— Israel

__________________________________________________________________________

Item 2(d). Title of Class of Securities:

This Statement relates to the common stock, par value $0.001 per share, of the Issuer (“common stock”).

__________________________________________________________________________

Page 7 of 12 Pages

Item 2(e). CUSIP Number:

The CUSIP number of the common stock is 69002R103.

__________________________________________________________________________

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

_________________

Not applicable.

__________________________________________________________________________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Viola III L.P.

(a)	Amount beneficially owned: 6,345,789 (1)

(b)	Percent of class*: 12.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,345,789 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 6,345,789 (1)

(iv)	Shared power to dispose of or to direct the disposition of: 0

Page 8 of 12 Pages

II.	Viola GP 3

(a)	Amount beneficially owned: 6,345,789 (1)

(b)	Percent of class*: 12.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 6,345,789 (1)

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 6,345,789 (1)

III.	Each of Harel Beit-On and Avi Zeevi

(a)	Amount beneficially owned: 6,345,789 (1)

(b)	Percent of class*: 12.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 6,345,789 (1)

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 6,345,789 (1)

IV.	Shlomo Dovrat

(a)	Amount beneficially owned: 6,353,289 (1)

(b)	Percent of class*: 12.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,500 (1)

(ii)	Shared power to vote or to direct the vote: 6,345,789 (1)

(iii)	Sole power to dispose of or to direct the disposition of: 7,500 (1)

(iv)	Shared power to dispose of or to direct the disposition of: 6,345,789 (1)

*	All percentage ownership information reflected in this Amendment is based on 50,155,414 shares of the Issuer’s common stock issued and outstanding as of October 31, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 7, 2023.

(1)	See the cover page for the applicable Reporting Person, which is incorporated by reference herein, for the explanation as to the basis for the beneficial ownership of the common stock by the Reporting Person.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the shares of common stock reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

__________________________________________________________________________

Page 9 of 12 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

__________________________________________________________________________

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

__________________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

__________________________________________________________________________

Item 8. Identification and Classification of Members of the Group.

Not applicable.

__________________________________________________________________________

Item 9. Notice of Dissolution of Group.

Not applicable.

__________________________________________________________________________

Item 10. Certifications.

Not applicable.

__________________________________________________________________________

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viola Ventures III, L.P.

By:	Viola Ventures GP 3 Ltd., its sole General Partner

By:	/s/ Shlomo Dovrat
Name :	Shlomo Dovrat
Title:	Director

By:	/s/ Itzik Avidor
Name:	Itzik Avidor
Title:	Director

Viola VENTURES GP 3 Ltd.

By:	/s/ Shlomo Dovrat
Name:	Shlomo Dovrat

By:	/s/ Itzik Avidor
Name:	Itzik Avidor

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

Dated: February 8, 2024

Page 11 of 12 Pages

EXHIBITS

Exhibit 1 –	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)- incorporated by reference to Exhibit 1 to the Statement

Page 12 of 12 Pages